Exhibit 99.1

NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
403.750.3600	tel
403.269.7410	fax

Press Release

NOVA Chemicals commits to growth in North America: “NOVA 2020”

Calgary, Alberta (June 29, 2011) — NOVA Chemicals Corporation (NOVA Chemicals) today announced plans for growth of its proprietary polyethylene technology to serve North American markets, which the company is calling “NOVA 2020.”  As a part of the company’s strategy to capitalize on emerging feedstock opportunities and growing North American demand, NOVA Chemicals has begun feasibility and engineering work for the construction of two new polyethylene assets to be located at its sites in Alberta and Ontario.  NOVA Chemicals will also complete studies for a further debottleneck of its low-density polyethylene line located at its Mooretown, Ontario facility.

The new polyethylene assets consist of:

•                  a world-scale Advanced SCLAIRTECH™ technology based line; and

•                  a world-scale NOVAPOL® technology-based linear-low density line.

“As an integral part of International Petroleum Investment Company’s (IPIC’s) global growth plans, we are very excited about the planned expansion of NOVA Chemicals’ position in North America,” said His Excellency Khadem Al Qubaisi, Managing Director of IPIC and Chairman of NOVA Chemicals.  “IPIC fully supports these plans that will enhance NOVA Chemicals’ leading technology and market position.”

The completion of all engineering and feasibility studies is expected by mid-2012, and start-up of the debottleneck project and polymer expansions is targeted between late 2014 and 2017.

“We are committed to leadership in the markets we serve.  Our ability to meet our customers’ needs for higher performance polyethylene products is fundamental to this commitment.  Growing our Advanced SCLAIRTECH technology capability - the core of our technology base - together with our proprietary gas-phase capacity, will deliver real value for our customers,” stated Randy Woelfel, NOVA Chemicals’ Chief Executive Officer.

In support of the polyethylene expansions, ethylene supply growth will be derived from the increased utilization of existing Joffre cracker capacity, along with expansion of the Corunna cracker.  This planned increase in ethylene production will be supported by emerging, cost- competitive feedstock supply from a diverse portfolio of new feedstock sources, linked to both shale oil and shale gas development, oil sand upgrading off-gases and expansion in supply from conventional ethane extraction capacity.

As an update for the conversion of the Corunna, Ontario olefins cracker, detailed engineering and field tie-in preparation work is progressing well, in line with the goal of reaching full NGL feed capability by the end of 2013.

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Pace Markowitz, Director, Communications

Tel: 412.490.4952

E-mail:  markowp@novachem.com

Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

NOVAPOL® is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information:  This news release contains forward-looking information regarding NOVA Chemicals’ plans for growth of its proprietary polyethylene technology to serve North American markets, including statements regarding the timing of completion of engineering and feasibility studies and targeted start-up of its planned construction of two new polyethylene lines and the debottlenecking of its low-density polyethylene line in Mooretown, Ontario; NOVA Chemicals’ belief that growing its Advanced SCLAIRTECH technology capability and proprietary gas-phase capacity will deliver real value for its customers; NOVA Chemicals’ expectations regarding utilization of existing Joffre cracker capacity and expansion of its Corunna cracker; and NOVA Chemicals’ goal of reaching full NGL feed capability at its Corunna cracker by the end of 2013.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.